Exhibit 12

General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

Three months ended March 31, 2008

(Unaudited)

Ratio of earnings to fixed charges
(Dollars in millions)

Earnings(a)	$2,597
Plus
Interest included in expense(b)	6,164
One-third of rental expense(c)	88
Adjusted “earnings”	$8,849

Fixed charges
Interest included in expense(b)	$6,164
Interest capitalized	18
One-third of rental expense(c)	88
Total fixed charges	$6,270

Ratio of earnings to fixed charges	1.41

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.